UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-40086

Portage Biotech Inc.
(Translation of registrant's name into English)

British Virgin Islands
(Jurisdiction of incorporation or organization)

Clarence Thomas Building, P.O. Box 4649, Road Town, Tortola, British Virgin Islands, VG1110.
(Address of principal executive office)

c/o Portage Development Services Inc., Ian Walters, 203.221.7378
61 Wilton Road, Westport, Connecticut 06880
(Name, telephone, e-mail and/or facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

INCORPORATION BY REFERENCE

This report on Form 6-K (including the exhibits attached hereto) shall be deemed to be incorporated by reference into the registration statement on Form S-8 (File No. 333-275842) of Portage Biotech Inc. (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

The following Exhibit is filed with this report

Exhibit Number	Description

99.1	Press Release dated August 15, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Portage Biotech Inc.
(Registrant)

Date: August 15, 2024	/s/ Allan Shaw
Allan Shaw
Chief Financial Officer